April 6, 2023 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Ladies and Gentlemen: We have read Item 4.01 of Form 8-K dated April 3, 2023, of Bird Global, Inc. and are in agreement with the statements contained in the second through fifth paragraphs on page one therein. Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page one therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2022 and 2021 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein. /s/ Ernst & Young LLP